# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Global Indemnity Group, LLC, CIK 0001494904
CUSIP: 37959R103
Title of class of securities: Class A Common Shares
Address of issuer's principal executive offices: 3 BALA PLAZA EAST, SUITE 300, BALA CYNWYD, Pennsylvania (PA), 19004
Date of event which requires filing of this statement: 11/24/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001455952

## Reporting persons
- Richmond Hill Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Essex Equity Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- John D Liu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,121; shared voting power 0; sole dispositive power 3,121; shared dispositive power 0; aggregate amount beneficially owned 3,121 (0.03% of the class)

## Item 1. Issuer
Name of issuer: Global Indemnity Group, LLC
Address of issuer's principal executive offices: 3 BALA PLAZA EAST, SUITE 300, BALA CYNWYD, PA, 19004

## Item 2. Person Filing
Name of person filing: Richmond Hill Investments, LLC ("RHILLC") was an investment advisor to a certain family investment vehicle. As RHILLC no longer has that role, it no longer reports the shares of the issuer beneficially owned by such investment vehicle. Essex Equity Holdings, LLC ("EEHLLC"), as parent of RHILLC. John D. Liu, as the principal of EEHLLC.
Address of principal business office or, if none, residence: For RHILLC, EEHLLC, and John Liu: 7 Columbia Turnpike, Suite 200, Florham Park, NJ 07932
Citizenship: See responses to Item 4 on the attached cover pages

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,121 (1)
Percent of class: 0.03%
Sole power to vote or to direct the vote: 3,121 (1)
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,121 (1)
Shared power to dispose or to direct the disposition:
0
(1) Note that John Liu has sole power as Managing Member of the owner of the shares, EECM Investments, LLC

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement by and among the Reporting Persons (incorporated herein by reference to Exhibit A to the Schedule 13G/A filed by the Reporting Persons on February 16, 2016).

## Signatures
- Richmond Hill Investments, LLC: /s/ John D Liu, Managing Partner & Chief Executive Officer (02/17/2026)
- Essex Equity Holdings, LLC: /s/ John D Liu, Managing Partner & Chief Executive Officer (02/17/2026)
- John D Liu: /s/ John D Liu, John D Liu (02/17/2026)